EXHIBIT 1

Transactions in the Common Shares of the Issuer by FdSM
From: September 9, 2007
To: November 7, 2007

FdSM

Transaction	Date	Price (In $)	Number of Shares
Purchase	September 17, 2007	4.05	6,270
Purchase	October 2, 2007	4.05	173,730
Purchase	October 3, 2007	4.05	6,000
Purchase	October 17, 2007	4.05	600
Purchase	October 19, 2007	4.05	17,339
Purchase	November 5, 2007	4.05	56,461
Purchase	November 6, 2007	4.05	2,600
Purchase	November 7, 2007	4.05	8,600